

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

June 25, 2009

Randall D. Stilley
President and Chief Executive Officer
Pride SpinCo, Inc.
5847 San Felipe, Suite 3300
Houston, TX 77057

> **Re:**   **Pride SpinCo, Inc.**
> **Amendment No. 3 to Form 10**
> **Filed June 16, 2009**
> **File No. 1-34231**

Dear Mr. Stilley:

We have reviewed your response letter and amended filing, and we have the following comments. Where indicated, we think you should revise your registration statement and take additional action in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable, a revision is unnecessary, or further action is unwarranted. Please be as detailed as necessary in your explanation.

Amendment No. 3 to Registration Statement on Form 10

General

1. We note that there are still several blank spaces in your filing and that you have not filed all exhibits. We may have further comments when that information has been provided.

Unaudited Pro Forma Combined Financial Information, page 45

2. Tell us why you do not believe it appropriate to present a pro forma adjustment to your pro forma balance sheet representing the security instrument that you anticipate issuing with respect to the Mexican tax assessments, which you describe beginning at the bottom of page 20 and elsewhere in your filing. Refer to Regulation S-X, Rule 11-02(b)(6). We believe it would also be appropriate to disclose here the additional bond that you anticipate issuing no earlier than the third quarter of 2009 and additional assessments that you anticipate, all as described on page F-31 of your

filing. Finally, to the extent that you can anticipate additional assessments based upon the amounts of deductions taken, we believe such amounts should be disclosed where material.

Management's Discussion and Analysis

Critical Accounting Estimates

Property and Equipment, page 54

3. We have considered your response to the prior comment 2 from our letter dated May 1, 2009 and the supplemental information provided. Please tell us:

   a. How you applied the guidance at SFAS 144 paragraph 10 to group your rigs and rig equipment for the purpose of recognition and measurement of an impairment loss.

   b. How you considered the useful lives of the rigs and rig equipment (5 to 25 years) in determining the effective dayrate and utilization inputs in your asset impairment test model. We note a few rigs built in the early 1980s are projected to generate revenue in years from 2010 to 2013. We refer you to the guidance at SFAS 144 paragraph 18.

4. We have considered your response to the prior comment 3 from our letter dated May 1, 2009. Please expand your disclosures related to the impairment test of property and equipment to explain how the significant assumptions that you have identified and disclosed impacted your estimate of projected future cash flows for the matt-supported jackup rigs. Since you have identified several estimates that are sensitive to change, available quantitative information regarding the assumptions used in your impairment tests may provide useful information to investors. For example, if your assumptions regarding utilization rates correspond to anticipated oil and gas prices, it may be useful to disclose assumed price ranges. We refer you to Financial Reporting Codification 501.14 for further guidance.

Note 2. Summary of Significant Accounting Policies

Goodwill, page F-36

5. Please tell us why you consider it is appropriate to exclude property and equipment from your fair value measurement disclosure. Refer to paragraphs 33 and A36 of SFAS 157.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Direct any question regarding accounting issues to Suying Li at (202) 551-3335 or, in her absence, Sandra Eisen at (202) 551-3864. Please contact John Lucas at (202) 551-5798 or, in his absence, me at (202) 551-3611 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Breen Haire, Esq. (713) 229-2748